UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2010

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Other Events.

On April 21, 2010, CDC Software Corporation held a conference call with analysts relating to its strategy of evolving and expanding its hybrid enterprise software model. A presentation provided during such conference call is attached hereto as Exhibit 99.1.

Increase in Size of Board; Appointment of Director.

At a meeting held on April 21, 2010, the board of directors of CDC Software Corporation increased its size to eight members and appointed Mr. SJ Wong as an independent member of the Board and a member of the Audit Committee.

Exhibit	Description

99.1	Presentation relating to CDC Software’s Strategy of evolving and expanding its hybrid enterprise software model

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: April 21, 2010	By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Presentation relating to CDC Software’s Strategy of evolving and expanding its hybrid enterprise software model